                                                                    EXHIBIT 99.1

                         OXY VINYLS, LP AND SUBSIDIARIES

                        Consolidated Financial Statements

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

             Report of Independent Registered Public Accounting Firm

To the Partners
Oxy Vinyls, LP:

We have audited the accompanying consolidated balance sheets of Oxy Vinyls, LP and subsidiaries (the "Partnership") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in partners capital, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oxy Vinyls, LP and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As explained in Note 3 to the financial statements, effective January 1, 2003, the Partnership changed its method of accounting for asset retirement obligations. In addition, as explained in Note 2 to the financial statements, effective April 1, 2003, the Partnership changed its method of accounting for the consolidation of variable interest entities.


/s/ KPMG

Dallas, Texas
February 22, 2005

                         OXY VINYLS, LP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2004 and 2003

                             (Amounts in thousands)

                                                          2004         2003
                                                       ----------   ----------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                           $       25   $      119
   Trade receivables                                       77,660       41,418
   Other receivables                                        4,119        2,760
   Receivables from OXY Receivables Corporation, net      172,147      158,972
   Inventories                                            133,940      120,078
   Prepaid expenses                                         3,567        3,309
                                                       ----------   ----------
      Total current assets                                391,458      326,656

LOANS RECEIVABLE FROM OCCIDENTAL PETROLEUM
   CORPORATION, net                                        28,674       58,526

MINORITY INTEREST IN OXYMAR                                    --       26,853

PROPERTY, PLANT AND EQUIPMENT, net                      1,353,923    1,386,938

OTHER ASSETS, net                                          14,378       17,094
                                                       ----------   ----------
                                                       $1,788,433   $1,816,067
                                                       ==========   ==========

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
   Accounts payable                                    $  121,008   $   87,221
   Accrued liabilities                                     53,225       52,670
   Accrued property taxes                                  17,015       16,544
   Foreign income taxes payable                               152          558
   Payables to Occidental Chemical Corporation, net        51,877       38,528
   Payables to PolyOne Corporation, net                     1,043          952
                                                       ----------   ----------
      Total current liabilities                           244,320      196,473

LONG-TERM DEBT, net of current maturities                 164,597      164,560

NOTE PAYABLE TO OCCIDENTAL CHEMICAL CORPORATION             9,964        9,964

LOANS PAYABLE TO OCCIDENTAL PETROLEUM
   CORPORATION                                            279,350      380,237

POSTRETIREMENT BENEFIT OBLIGATIONS                         24,529       22,667

ASSET RETIREMENT OBLIGATIONS                               13,316        8,517

DEFERRED CREDITS AND OTHER LIABILITIES                      8,275       12,381

COMMITMENTS AND CONTINGENCIES (NOTE 10)

MINORITY INTEREST IN OXYMAR                                11,339           --

PARTNERS' CAPITAL                                       1,032,743    1,021,268
                                                       ----------   ----------
                                                       $1,788,433   $1,816,067
                                                       ==========   ==========

        The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Years Ended December 31, 2004 and 2003 and 2002

                             (Amounts in thousands)

                                                                         2004         2003         2002
                                                                      ----------   ----------   ----------
REVENUES:
   Net sales                                                          $2,272,508   $1,760,373   $1,377,098
   Equity in (losses) earnings of unconsolidated subsidiary                   --       (3,146)      17,465
                                                                      ----------   ----------   ----------
                                                                       2,272,508    1,757,227    1,394,563
COSTS AND OTHER DEDUCTIONS:
   Cost of sales                                                       1,975,997    1,587,911    1,240,509
   Selling, general and administrative and other operating expenses       29,447       51,658       62,200
   Interest expense (income), net                                         30,273       19,468         (373)
                                                                      ----------   ----------   ----------
INCOME FROM OPERATIONS BEFORE MINORITY
   INTEREST AND TAXES                                                    236,791       98,190       92,227
   Minority interest                                                      38,191          201           --
                                                                      ----------   ----------   ----------
INCOME FROM OPERATIONS BEFORE TAXES                                      198,600       97,989       92,227
   (Benefit) provision for income taxes                                   (1,158)       2,196        3,784
                                                                      ----------   ----------   ----------
INCOME FROM OPERATIONS BEFORE
   ACCOUNTING CHANGE                                                     199,758       95,793       88,443
   Cumulative effect of accounting change, net                                --       (3,441)          --
                                                                      ----------   ----------   ----------
NET INCOME                                                            $  199,758   $   92,352   $   88,443
                                                                      ==========   ==========   ==========

        The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

             For the Years Ended December 31, 2004 and 2003 and 2002

                             (Amounts in thousands)

                                Occidental   Occidental     1999 PVC           Total
                               PVC LP Inc.     PVC LLC    Partner Inc.   Partners' Capital
                               -----------   ----------   ------------   -----------------
Balance at December 31, 2001    $ 774,780     $10,330       $247,930        $1,033,040
Net income                         66,332         885         21,226            88,443
Distributions to partners         (84,425)     (1,126)       (27,016)         (112,567)
                                ---------     -------       --------        ----------
Balance at December 31, 2002      756,687      10,089        242,140         1,008,916
Net income                         69,264         924         22,164            92,352
Distributions to partners         (60,000)       (800)       (19,200)          (80,000)
                                ---------     -------       --------        ----------
Balance at December 31, 2003      765,951      10,213        245,104         1,021,268
Net income                        149,818       1,998         47,942           199,758
Distributions to partners        (141,212)     (1,879)       (45,192)         (188,283)
                                ---------     -------       --------        ----------
Balance at December 31, 2004    $ 774,557     $10,332       $247,854        $1,032,743
                                =========     =======       ========        ==========

        The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 2004 and 2003 and 2002

                             (Amounts in thousands)

                                                                               2004        2003        2002
                                                                            ---------   ---------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income                                                               $ 199,758   $  92,352   $  88,443
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                           123,044      99,371      65,208
      Equity in losses (earnings) of unconsolidated subsidiary                     --       3,146     (17,465)
      (Decrease) increase in deferred foreign income taxes                     (3,099)       (339)      1,610
      Minority interest                                                        38,192         201          --
      Other noncash charges to income                                           3,170       5,516      18,802
      Loss on disposition of assets, net                                       11,442       8,314       6,318
      Cumulative effect of accounting change, net                                  --       3,441          --
   Changes in operating assets and liabilities:
      Increase in trade and other receivables                                 (37,601)     (1,580)    (15,332)
      (Increase) decrease in inventories                                      (13,862)      5,908      (4,077)
      (Increase) decrease in receivables from OXY Receivables Corporation     (13,175)    (29,815)      9,450
      Decrease in foreign income taxes receivable                                  --          --       2,868
      (Decrease) increase in foreign income taxes payable                        (406)       (167)        725
      (Increase) decrease in prepaid expenses                                    (258)       (581)        346
      Increase (decrease) in accounts payable, accrued liabilities
         and property taxes                                                    37,871      23,777     (16,429)
      (Increase) decrease in receivable from Occidental Chemical
         Corporation, net                                                          --     (38,360)     14,104
      Increase in payable to Occidental Chemical Corporation, net              13,349      38,528          --
      Increase (decrease) in payable to PolyOne Corporation, net                   91         622      (1,481)
   Other operating, net                                                        (5,504)      1,629         (82)
                                                                            ---------   ---------   ---------
      Net cash provided by operating activities                               353,012     211,963     153,008

CASH FLOW FROM INVESTING ACTIVITIES:
   Capital expenditures                                                       (90,767)    (75,858)    (39,614)
   Buy out of leased LaPorte facility and related railcars                         --    (179,600)         --
                                                                            ---------   ---------   ---------
      Net cash used by investing activities                                   (90,767)   (255,458)    (39,614)

CASH FLOW FROM FINANCING ACTIVITIES:
   Payments of long term-debt                                                      --    (105,000)         --
   Distributions to partners                                                 (188,283)    (80,000)   (112,567)
   Decrease (increase) in loans receivable from
      Occidental Petroleum Corporation                                         29,852     (21,696)    (19,327)
   (Decrease) increase in loan payable to
      Occidental Petroleum Corporation                                       (103,908)    245,807      13,700
                                                                            ---------   ---------   ---------

         Net cash (used) provided by financing activities                    (262,339)     39,111    (118,194)
                                                                            ---------   ---------   ---------

         Decrease in cash and cash equivalents                                    (94)     (4,384)     (4,800)

Cash and cash equivalents, beginning of year                                      119       4,503       9,303
                                                                            ---------   ---------   ---------
Cash and cash equivalents, end of year                                      $      25   $     119   $   4,503
                                                                            =========   =========   =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

     Formation and operations -

     Oxy Vinyls, LP ("OxyVinyls" or the "Partnership"), a Delaware limited partnership, was formed on April 6, 1999, pursuant to a Limited Partnership Agreement among Occidental PVC LP, Inc. (the "Oxy Limited Partner") and Occidental PVC, LLC (the "Oxy General Partner"), wholly-owned subsidiaries of Occidental Chemical Corporation ("OCC") and 1999 PVC Partner Inc., (the "PolyOne Limited Partner"), a subsidiary of PolyOne Corporation ("PolyOne"). The contributions and related transactions described in this Note were effective, and the Partnership commenced operations, as of April 30, 1999, at which time the Limited Partnership Agreement was amended pursuant to a First Amended and Restated Limited Partnership Agreement dated as of April 30, 1999 (collectively with the Limited Partnership Agreement, the "Partnership Agreement"). Through the Oxy General Partner and the Oxy Limited Partner, OCC indirectly owns a seventy-six percent interest in the Partnership. OCC is an indirect, wholly-owned subsidiary of Occidental Petroleum Corporation ("OPC"). Through the PolyOne Limited Partner, PolyOne indirectly owns a 24 percent interest in the Partnership.

     The Partnership owns and operates polyvinyl chloride ("PVC"), vinyl chloride monomer ("VCM") and chlor-alkali manufacturing facilities in the United States and Canada that were contributed on behalf of the Oxy General Partner and the Oxy Limited Partner by OCC, and on behalf of the PolyOne Limited Partner, by PolyOne. A fifty percent equity interest in OXYMAR ("OxyMar"), which was a Texas general partnership between Oxy VCM Corporation ("Oxy VCM"), an indirect wholly-owned subsidiary of OPC, and U.S. VCM Corporation ("U.S. VCM"), a wholly-owned subsidiary of Marubeni Corporation ("Marubeni"), a Japanese corporation, was contributed to the Partnership at formation through the merger of Oxy VCM into the Oxy General Partner and the subsequent transfer by the Oxy General Partner of its equity interest in OxyMar to the Partnership. Effective April 1, 2003, OxyVinyls consolidated OxyMar under the provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). (See Principles of consolidation and minority interest section below and Notes 2 and 3.) As of April 30, 2004, Marubeni exercised its option to put its interest in OxyMar to OCC. (See Note 2.)

     Under terms of the Partnership Agreement, net income is allocated pro-rata among the partners based on their percentage ownership of the Partnership. Distributions to the partners and any additional cash contributions required by the Partnership are also based on the partners' percentage ownership of the Partnership.

     Risks and uncertainties -

     The process of preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally by immaterial amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of OxyVinyls' financial position and results of operations.

     The carrying value of OxyVinyls' property, plant and equipment ("PP&E") is based on the cost incurred to acquire the PP&E, net of accumulated depreciation and any impairment charges. OxyVinyls is required to perform impairment tests on its assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that the carrying amount may not be recoverable, or when management's plans change with respect to those assets. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144 ("SFAS No. 144"), OxyVinyls must compare the undiscounted future cash flows of an asset to its carrying value.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Risks and uncertainties - (continued)

     Since OxyVinyls' major products are commodities, significant changes in the prices of chemical products could have a significant impact on OxyVinyls' results of operations for any particular period. OxyVinyls also depends on feedstocks and energy to produce chemicals, both of which are commodities subject to significant price fluctuations. OxyVinyls had two major customers, PolyOne and PW Eagle Inc., during the periods presented. PolyOne accounted for
11.9 percent, 12.6 percent and 13.7 percent of total sales for the years ended December 31, 2004, 2003 and 2002, respectively. PW Eagle Inc. accounted for 11.9 percent, 6.5 percent and 8.9 percent of total sales for the years ended December 31, 2004, 2003 and 2002, respectively. OxyVinyls' receivable from PolyOne was approximately $24 million and $11 million at December 31, 2004 and 2003, respectively. OxyVinyls' receivable from PW Eagle Inc. was approximately $22 million and $17 million at December 31, 2004 and 2003, respectively.

     Substantially all key raw materials are supplied by related parties. (See
Note 13.)

     OxyVinyls receives all of the VCM for its Alberta, Canada facility from one unaffiliated supplier. The cost of VCM supplied to this facility totaled approximately $102 million, $69 million and $62 million for the years ended December 31, 2004, 2003 and 2002, respectively. Starting January 1, 2001, all VCM supplied to the Alberta, Canada facility has been provided under the terms of an exchange agreement (see Exchanges below). During 2003, this VCM supplier announced its intention to shut down its facility effective December 31, 2005. OxyVinyls is currently evaluating alternative VCM suppliers as well as alternatives to supplying customers in the geographic area. OxyVinyls does not expect the impact of this possible shutdown to have a material effect on its net income.

     Revenue recognition -

     Revenue from product sales is recognized after the product is shipped and title has passed to the customer. Prices are fixed at the time of shipment. Customer incentive programs provide for payments or credits to be made to customers based on the volume of product purchased over a defined period. Total customer incentive payments over a given period are estimated and recorded as a reduction to revenue ratably over the contract period. Such estimates are evaluated and revised as warranted.

     Income taxes -

     The Partnership is generally not subject to income taxes except for Canadian income taxes related to OxyVinyls Canada, certain U.S. state income taxes and U.S. federal income taxes associated with OxyVinyls' wholly-owned subsidiary, LaPorte Chemical Corp. ("LaPorte").

     The Partnership follows SFAS No. 109, "Accounting for Income Taxes", pursuant to which the liability method is used in accounting for taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and regulations that will be in effect when the differences are expected to reverse.

     Principles of consolidation and minority interest -

     The consolidated financial statements include the accounts of OxyVinyls and LaPorte, as well as LaPorte's subsidiary, OxyVinyls Canada, whose functional currency is the U.S. dollar. All intercompany accounts and transactions have been eliminated.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Principles of consolidation and minority interest - (continued)

     Before April 30, 2004, OxyMar was 21.4 percent owned by U.S. VCM, 50 percent owned by OxyVinyls, and 28.6 percent owned and operated by OCC. On April 30, 2004 when Marubeni exercised its option to put its remaining interest in OxyMar to OCC, OxyMar became 50 percent owned by OxyVinyls and 50 percent owned and operated by OCC. The consolidated financial statements include 100 percent of the accounts of OxyMar effective April 1, 2003. U.S. VCM's 21.4 percent and OCC's 28.6 percent interest in OxyMar and OxyMar's results of operations from April 1, 2003 through April 30, 2004 have been reflected as minority interest. Subsequent to April 30, 2004, OCC's 50 percent interest in OxyMar and OxyMar's results of operations have been reflected as minority interest. (See Note 2.)

     Foreign currency transactions -

     The functional currency applicable to OxyVinyls' Canadian operations is the U.S. dollar since cash transactions are principally denominated in U.S. dollars. The effect of exchange rate changes on transactions denominated in nonfunctional currencies generated a loss of $(.7) million for the year ended December 31, 2004, a loss of $(.4) million for the year ended December 31, 2003 and a gain of $.1 million for the year ended December 31, 2002. These amounts are included in the expense category of the item that gave rise to the related transaction gain or loss.

     Cash and cash equivalents -

     Cash equivalents consisted of highly liquid certificates of deposits and a restricted bank deposit (see Note 8) with initial maturities of three months or less. A restricted deposit of $3.5 million was converted to cash during 2003.

     Interest income on deposits with unrelated parties was $.3 million in the year ended December 31, 2004 and minimal in the year ended December 31, 2003.

     Cash overdrafts are reclassified to accounts payable and amounted to $8.8 million and $6.6 million as of December 31, 2004 and 2003, respectively.

     Other assets, net -

     Other assets, net also includes certain tangible assets and deferred charges that are amortized over the estimated periods to be benefited (three to ten years).

     Major maintenance expenditures -

     OxyVinyls uses the accrue-in-advance method to account for major maintenance turnaround expenditures. Under this method, an estimate is made of the costs expected to be incurred in connection with the next planned major maintenance shutdown. That estimate is then accrued on a straight-line basis over the period of time until the next planned major maintenance shutdown occurs. The liability for major maintenance turnaround expenditures included in accrued liabilities was $21.3 million and $20.2 million as of December 31, 2004 and 2003, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT

                           December 31, 2004 and 2003

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Asset retirement obligations -

     In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), OxyVinyls recognizes the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred if there is a legal obligation to dismantle the asset and reclaim or remediate the property at the end of its useful life. The liability amounts are based on future retirement cost estimates and incorporate many assumptions such as time to abandonment, future inflation rates and the adjusted risk free rate of interest. When the liability is initially recorded, OxyVinyls capitalizes the cost by increasing the related property, plant and equipment balances. Over time the liability is increased and expensed for the change in its present value, and the initial capitalized cost is depreciated over the useful life of the asset. No market risk premium has been included in OxyVinyls' liability since no reliable estimate can be made at this time. (See Note 3.)

     The following table summarizes the activity of the asset retirement obligation for the years ended December 31, (in thousands):

                                                         2004     2003
                                                       -------   ------
Beginning balance                                      $ 8,517   $   --
Cumulative effect of change in accounting principles        --    7,959
Accretion expense                                          871      558
Revisions to estimated cash flows                        3,928       --
                                                       -------   ------
Ending Balance                                         $13,316   $8,517
                                                       =======   ======

     Exchanges -

     Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with established inventory valuation policy.

     Research and development costs -

     Research and development costs, which are charged to selling, general and administrative and other operating expenses as incurred, were $3.4 million, $3.1 million and $4.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT

                           December 31, 2004 and 2003

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Supplemental cash flow information -

     Cash payments for income taxes totaled $2.2 million, $2.8 million and $.1 million during the years ended December 31, 2004, 2003 and 2002, respectively. Net interest paid totaled $13.1 million, $6.9 million and $.7 million during the years ended December 31, 2004, 2003 and 2002, respectively.

     During the years ended December 31, 2004, 2003 and 2002, OxyVinyls sold trade receivables to an affiliate, OXY Receivables Corporation ("ORC"). (See
Note 4.)

     Fair value of financial instruments -

     OxyVinyls values financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. OxyVinyls estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OxyVinyls for debt of similar rating and similar remaining maturities. The estimated fair value of OxyVinyls' note payable to OCC was approximately $10.2 million and $10.4 million at December 31, 2004 and 2003, respectively, compared with a carrying value of $10.0 million at each of December 31, 2004 and 2003. (See Note 7.) The estimated fair value of OxyMar's bonds referenced in Note 7 was $200.4 million and $177.4 million at December 31, 2004 and 2003, respectively, compared with a carrying value of $164.6 million at each of December 31, 2004 and 2003. The carrying value of all other financial instruments approximates fair value.

(2)  OXYMAR -

     OxyMar, a partnership that is 50 percent owned by OxyVinyls, owns a VCM manufacturing facility at Ingleside, Texas, which is operated on OxyMar's behalf by OCC pursuant to an operating agreement. OxyMar is not subject to federal or state income taxes because its' income is directly reportable by the individual partners. OxyVinyls accounted for its investment in OxyMar using the equity method of accounting until April 1, 2003 when OxyMar was consolidated under FIN No. 46. (See Consolidation of OxyMar below.)

     Equity investment -

     In 2000, U.S. VCM transferred 28.6 percent of its' ownership of OxyMar to an indirect wholly-owned subsidiary of OCC. In connection with this transfer, OxyVinyls, Oxy VCM, LP and U.S. VCM entered into the Second Amended and Restated Partnership Agreement ("OxyMar Partnership Agreement"), pertaining to the ownership and operation of OxyMar. Pursuant to the OxyMar Partnership Agreement, U.S. VCM and OxyVinyls retained 50/50 management control of OxyMar.

     On April 30, 2004, Marubeni exercised its option to transfer its remaining
21.4 percent interest in OxyMar by paying $19.5 million to OCC. In connection with the transfer, OPC accepted the assignment of Marubeni's guarantee of OxyMar's debt. Because all the OxyMar debt is already consolidated in OxyVinyls' financial statements with the adoption of the FIN No. 46, the exercise of the option did not have a material effect on OxyVinyls' financial position or results of operations.

                         OXY VINYLS, LP AND SUBSIDIARIES

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT

                           December 31, 2004 and 2003

(2)  OXYMAR - (continued)

     Equity investment - (continued)

     The percentage ownership interest held by each partner of OxyMar is:

From November 29, 2000 through April 30, 2004   Subsequent to April 30, 2004
---------------------------------------------   ----------------------------
          OxyVinyls     50.0 percent             OxyVinyls     50.0 percent
          Oxy VCM, LP   28.6 percent             Oxy VCM, LP   50.0 percent
          U.S. VCM      21.4 percent             U.S. VCM           --

     Under the terms of the Third Amended and Restated Partnership Agreement effective April 30, 2004, net income is allocated among the partners pro-rata based on their percentage interest in the results of OxyMar. Distributions to the partners are also based on the partners' percentage interest in OxyMar.

     At March 31, 2003, the historical underlying equity in net assets of OxyMar exceeded the Partnership's investment in OxyMar by $6.3 million. The deficiency was being amortized on a straight-line basis into income over 25 years. Amortization amounted to $.1 million for the period ended March 31, 2003 and $.6 million for the year ended December 31, 2002, and is included in equity in (losses)/earnings of unconsolidated subsidiary on the consolidated statements of operations. Upon the consolidation of OxyMar on April 1, 2003, this deficiency was treated as an adjustment to property, plant and equipment. The following table presents summarized financial information of OxyMar (in thousands):

                      For the three        For the
                      months ended        year ended
                     March 31, 2003   December 31, 2002
                     --------------   -----------------
Net sales               $138,684           $422,759
Costs and expenses       146,031            388,897
                        --------           --------
Net income (loss)       $ (7,347)          $ 33,862
                        ========           ========

                                 As of             As of
                            March 31, 2003   December 31, 2002
                            --------------   -----------------
Current assets                 $ 71,635          $ 57,343
Noncurrent assets              $315,774          $320,635
Current liabilities            $ 53,046          $ 60,497
Noncurrent liabilities         $388,468          $364,240
Partners' capital deficit      $(54,105)         $(46,759)

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(2)  OXYMAR - (continued)

     Consolidation of OxyMar -

     In January 2003, the FASB issued FIN No. 46, which requires a company to consolidate a variable interest entity ("VIE") if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A VIE is generally defined as an entity whose equity is unable to finance its activities or whose owners lack the risks and rewards of ownership. The statement also imposes disclosure requirements for all the VIEs of a company, even if the company is not the primary beneficiary. The provisions of this statement apply at inception for any entity created after January 31, 2003. OxyVinyls adopted the provisions of FIN No. 46 for its existing entities on April 1, 2003, which resulted in the consolidation of its OxyMar investment. As a result of the OxyMar consolidation, assets increased by approximately $373 million, liabilities increased by approximately $399 million and minority interest of a negative $27 million was recorded. There was no material effect on net income as a result of the consolidation.

     See Note 13 regarding OxyVinyls' purchase commitment from OxyMar. Unrealized profits on inventory purchased from OxyMar prior to the consolidation of OxyMar were deferred by OxyVinyls based on its ownership percentage and were recognized upon the ultimate sale to an unaffiliated customer. Effective April 1, 2003, all intercompany accounts and transactions between OxyVinyls and OxyMar have been eliminated.

(3)  ACCOUNTING CHANGES -

     Future accounting change -

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of APB Opinion No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 clarifies the accounting treatment for various inventory costs and overhead allocations. SFAS No. 151 is effective for inventory costs incurred after July 1, 2005. OxyVinyls will adopt this statement in the third quarter of 2005 and it is not expected to have a material effect on the financial statements when adopted.

     Recently adopted accounting changes -

     In May 2004, the FASB issued FSP ("FASB Staff Positions") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"), which specifies the accounting and disclosure requirements for the prescription drug benefits that are available under this new plan. OxyVinyls adopted the disclosure provisions of this pronouncement in the second quarter of 2004. (See
Note 11.)

     In December 2003, the FASB revised FIN No. 46 to exempt certain entities from its requirements and to clarify certain issues arising during the initial implementation of FIN No. 46. OxyVinyls adopted the revised interpretation in the first quarter of 2004. The adoption of this Interpretation did not have an impact on the financial statements. (See Note 2.)

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(3)  ACCOUNTING CHANGES - (continued)

     Recently adopted accounting changes - (continued)

     In December 2003, the FASB issued a revision to SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits", to improve financial statement disclosures for defined benefit plans. The standard requires that companies provide additional details about their plan assets, benefit obligations, cash flows and other relevant information, such as plan assets by category. A description of investment policies and strategies for these asset categories and target allocation percentages or target ranges are also required in financial statements. This statement is effective for financial statements with fiscal years ending after December 15, 2003. OxyVinyls adopted this statement in the fourth quarter of 2003 and provided the required disclosures in
Note 11.

     In January 2003, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability would be recorded at the inception of a guarantee and would be measured at fair value. FIN No. 45 also requires certain disclosures related to guarantees which are included in Note 10. OxyVinyls adopted the measurement provisions of this Interpretation in the first quarter of 2003. The adoption of this Interpretation did not have a material effect on the financial statements.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 requires that a liability be recognized for exit and disposal costs only when the liability has been incurred and when it can be measured at fair value. The statement is effective for exit and disposal activities that are initiated after December 31, 2002. OxyVinyls adopted SFAS No. 146 in the first quarter of 2003 and the adoption did not have a material impact on its financial statements.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. OxyVinyls makes capital renewal expenditures for its chemical plants on a continual basis while an asset is in operation. Thus, retirement obligations are provided for when a decision is made to dispose of a property or when operations have been curtailed on other than a temporary basis. Under SFAS No. 143, companies are required to recognize the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred if there is a legal obligation to dismantle the asset and reclaim or remediate the property at the end of the useful life. OxyVinyls adopted SFAS No. 143 effective January 1, 2003. The initial adoption resulted in an after-tax charge of $3.4 million, which was recorded as a cumulative effect of a change in accounting principles. The adoption increased net property, plant and equipment by $3.6 million, increased asset retirement obligations by $7.2 million and decreased deferred foreign tax liabilities by $.4 million.

(4)  TRADE RECEIVABLES -

     During the years ended December 31, 2004 and 2003, OxyVinyls sold trade receivables originated by it to ORC under a revolving sale program in connection with the sale of an undivided ownership interest in such receivables by ORC. Receivables sold did not include OxyVinyls' export sales or any OxyMar receivables. OxyVinyls serves as the collection agent with respect to the receivables sold. An interest in new receivables is sold monthly in noncash transactions representing the net difference between newly created receivables and collections made from customers. The net receivables balance sold as of December 31, 2004 and 2003, was $172 million and $159 million, respectively.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(5)  INVENTORIES -

     Inventories are valued at the lower of cost or market. The last-in, first-out ("LIFO") method was used to determine the cost of $75 million and $65 million of OxyVinyls' U.S. inventories at December 31, 2004 and 2003, respectively. The remaining inventories in Canada and OxyMar are accounted for using the first-in, first-out ("FIFO") and weighted-average-cost methods. Inventories consisted of the following at December 31, (in thousands):

                                             2004       2003
                                           --------   --------
Raw materials                              $ 32,744   $ 19,511
Materials and supplies                       18,550     19,252
Finished goods                              113,861     88,327
                                           --------   --------
                                            165,155    127,090
LIFO and lower of cost or market reserve    (31,215)    (7,012)
                                           --------   --------
Total inventories                          $133,940   $120,078
                                           ========   ========

     During 2004, inventory quantities carried at LIFO increased. In 2003 there was a liquidation of LIFO inventory quantities carried at different costs in prior years as compared with the cost of 2003 purchases, the effect of which increased cost of sales by approximately $.3 million. There were no liquidations of LIFO layers during 2002.

(6)  PROPERTY, PLANT AND EQUIPMENT -

     Property additions and major renewals and improvements are capitalized at cost. Capitalized interest costs incurred in connection with major capital expenditures are capitalized and depreciated over the lives of the related assets. OxyVinyls capitalized $1.0 million and $.5 million of interest during the years ended December 31, 2004 and 2003, respectively.

     The estimated useful lives of OxyVinyls' assets, which range from three years to 50 years, are used to compute depreciation expense and are also used in impairment tests. The estimated useful lives used for the facilities were based on the assumption that OxyVinyls would provide an appropriate level of annual expenditures while the plants are still in operation. Without these continued expenditures, the useful lives of these plants could significantly decrease. Other factors which could change the estimated useful lives of OxyVinyls' plants include higher or lower product prices, feedstock costs, energy prices, environmental regulations, competition and technological changes.

     OxyVinyls is required to perform impairment tests on its chemical assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that its carrying amount may not be recoverable, or when management's plans change with respect to those assets. Under the provisions of SFAS No. 144, OxyVinyls must compare the undiscounted future cash flows of an asset to its carrying value. The key factors which could significantly affect future cash flows are future product prices, feedstock costs, energy costs and remaining estimated useful life.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(6)  PROPERTY, PLANT AND EQUIPMENT - (continued)

     Due to a temporary decrease in demand for some of its products, OxyVinyls temporarily idled a chlor-alkali plant in December 2001. This facility will be reactivated upon strengthening in overall economic conditions that leads to sustained improved demand and higher margins for caustic soda. Management expects that this plant will become operational in the future. The net book value of this plant was $90.6 million at December 31, 2004. This facility is periodically tested for impairment and, based on the results, no impairment is deemed necessary for this facility. OxyVinyls continues to depreciate this facility based on its remaining estimated useful life. (See Note 14.)

     OxyVinyls' plants are depreciated using either the unit-of-production or straight-line method based upon the estimated useful life of the facilities.

     Property, plant and equipment consisted of the following at December 31 (in thousands):

                                        2004         2003
                                     ----------   ----------
Land and land improvements           $   46,376   $   42,939
Buildings                                68,476       67,953
Machinery and equipment               2,077,196    2,047,699
Construction in progress                 55,988       19,268
                                     ----------   ----------
                                      2,248,036    2,177,859
Accumulated depreciation               (894,113)    (790,921)
                                     ----------   ----------
Property, plant and equipment, net   $1,353,923   $1,386,938
                                     ==========   ==========

(7)  LONG-TERM DEBT -

     Notes payable to OCC were $10.0 million at each of the years ended December 31, 2004 and 2003. The interest rate is 4.2 percent and the note is due in 2006. Interest expense related to the notes payable to OCC was $.4 million, $.4 million and $.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     OxyMar had a $220 million revolving credit facility agreement with a consortium of banks. In June 2003, OxyMar repaid the outstanding balance of $105 million. The revolving credit facility agreement was terminated on December 29, 2003.

     OxyMar issued bonds with an aggregate principal amount of $165 million which bear interest at 7.5 percent per year and are due in 2016 (the "Bonds"). Proceeds, net of amortizable financing fees and original issue discount, totaled $163.3 million. Semi-annual interest payments are due on February 15th and August 15th. OxyMar will make semi-annual principal repayments of $8.3 million beginning in August 2006. OPC unconditionally guarantees OxyMar's obligation to pay interest and principal on the Bonds. OPC has purchased $108.7 million of the Bonds as of December 31, 2004. The total bond obligation of $165 million, net of unamortized bond discounts of $.4 million, is reflected in long-term debt. Interest expense related to the Bonds was $12.4 million for the year ended December 31, 2004 and $9.3 million for the period from April 1, 2003 through December 31, 2003.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(7)  LONG-TERM DEBT - (continued)

     Future minimum principal payments on the Bonds are as follows (in thousands):

2005.............   $     --
2006.............      8,250
2007.............     16,500
2008.............     16,500
2009.............     16,500
Thereafter.......    107,250
                    --------
                    $165,000
                    ========

(8)  CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENTS WITH OPC -

     OxyVinyls participates in OPC's centralized cash management system for its domestic operations and maintains a concentration account to collect cash receipts and fund disbursements. OPC funds any negative cash balances and collects any excess cash balances on a daily basis in the concentration account under the terms of a Cash Management and Credit and Deposit Facilities Agreement between OPC and OxyVinyls (the "Agreement").

     Under the terms of the Agreement, OPC committed to loan OxyVinyls, on a revolving basis, up to $104 million. PolyOne guaranteed $42.3 million of the OxyVinyls' loans payable to OPC. PolyOne's guaranty was terminated on June 30, 2003 when OxyVinyls reached a defined amount of cumulative earnings before income taxes, depreciation and amortization. Prior to the termination, OPC loans to OxyVinyls could not fall below a minimum required balance of $42.3 million. In order to maintain the loan at the minimum required balance, any excess cash collected by OPC was held in the form of interest bearing deposits (a "Deemed Deposit") under the terms of the Agreement. These Deemed Deposits were considered loans receivable from OPC. A new Cash Management and Credit and Deposit Facilities Agreement (the "New Agreement"), which replaced the original Agreement as of July 1, 2003, deleted the Deemed Deposit feature and increased the interest rate. The New Agreement was amended on April 25, 2004 to extend the termination date to May 1, 2005. OxyVinyls had no outstanding loan payable to OPC under the New Agreement as of December 31, 2004 or 2003. As of December 31, 2004 and 2003, the balance of loans receivable from OPC was $28.7 million and $58.5 million, respectively. The OxyVinyls' loans payable and receivable to/from OPC, including interest, have been combined and recorded as loans receivable from OPC, net in the accompanying consolidated balance sheets.

     Through June 30, 2003, loans payable to OPC accrued interest at the one-month London Interbank Offered Rate ("LIBOR") plus a calculated variable margin. Loans receivable from OPC accrued interest at the one-month LIBOR. From July 1, 2003 through April 25, 2004, the margin was 350 basis points. When the New Agreement was amended on April 25, 2004, the margin was increased to 500 basis points. There was minimal net interest income for the years ended December 31, 2004, 2003 and 2002. There were no fees payable to OPC under the Agreement for the year ended December 31, 2004. Fees payable to OPC under the Agreement totaled $.2 million and $.3 million for the years ended December 31, 2003 and 2002, respectively. These fees are included in other operating expenses.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(8) CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENTS WITH OPC - (continued)

     In June 2002, OPC provided an additional loan of $13.7 million under an amendment to the Agreement with repayment required upon the earliest of the Deer Park, Texas chlor-alkali plant restart, termination of the credit facility or December 31, 2006. This loan bears interest consistent with the terms of the New Agreement. At December 31, 2004 and 2003, the outstanding loan balance of $13.7 million was included in the loans payable to OPC, net. Interest expense was $.8 million and $.5 million for the years ended December 31, 2004 and 2003, respectively.

     In April 2003, OPC provided a loan of $179.6 million under the Term Loan Agreement (the "Term Loan") to fund the purchase of the leased LaPorte VCM plant. Under terms of the New Agreement, mandatory prepayment of outstanding debt is required when distributable cash is available, at an amount equal to 25 percent of distributable cash. In 2004, OxyVinyls prepaid $46.9 million, which reduced the Term Loan balance to $132.7 million. At December 31, 2004, the outstanding loan balance of $132.7 million was included in loans payable to OPC, net. The Term Loan was amended on April 25, 2004 in order to extend the due date to May 1, 2005. OPC will not require repayment of the $132.7 million in aggregate principal amount due from OxyVinyls under the Term Loan prior to January 1, 2006. This loan accrues interest at the one-month LIBOR plus a calculated variable margin. From April 2003 through April 2004, the margin was 350 basis points. The amendment to the Term Loan increased the margin to 500 basis points. Interest expense was $10.3 million and $5.8 million for the years ended December 31, 2004 and 2003, respectively.

     The New Agreement and Term Loan may be terminated by either OxyVinyls or OPC, at which date any outstanding loans and any accrued interest and fees payable become due.

     OxyMar has a revolving loan agreement with OPC (the "OPC Revolver"). OPC will make loans each business day in an amount equal to the funds required to eliminate any negative balance in OxyMar's bank account plus any payments due to OPC. In addition, OxyMar shall transfer any excess funds at the end of each business day from its bank account to OPC. The termination date of the OPC Revolver is April 30, 2005. OPC will not require the repayment of the $132.9 million in aggregate principal amount due from OxyMar under the OPC Revolver prior to January 1, 2006. The credit facility limit is $225 million at December 31, 2004. The outstanding loan from OPC of $132.9 million at December 31, 2004 was included in loans payable to OPC, net. Interest is calculated at the Eurodollar rate plus the applicable credit facility margin, which was increased to 500 basis points in an amendment to the OPC Revolver. Interest expense on the OPC Revolver was $8.6 million for the year ended December 31, 2004, and $2.5 million for the period from April 1, 2003 through December 31, 2003.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(9)  ENVIRONMENTAL LIABILITIES -

     Pursuant to the terms of the Asset Contribution Agreements with OxyVinyls, each partner is responsible for the environmental remediation costs and associated claims arising out of, in connection with or relating to conditions that existed prior to the formation of OxyVinyls with respect to the assets contributed by that partner. This responsibility extends to, among other things, environmental remediation of conditions identified before forming OxyVinyls and conditions first identified within ten years after the formation date, except to the extent, if any, that OxyVinyls exacerbates or accelerates the condition as provided in the contribution agreements. OxyVinyls has not created environmental conditions that currently require ongoing remediation pursuant to applicable laws, and has not exacerbated or accelerated any such environmental conditions. Since May 1, 1999, OxyVinyls has manufactured, processed, handled, used, reused, recycled, treated, stored and/or disposed of materials at or from its facilities in the ordinary course of its business. The possibility that the actions of OxyVinyls may require future remediation at any particular site is currently considered remote. Since OxyVinyls itself has no environmental remediation responsibilities that are probable and can be reasonably estimated, no accrual by OxyVinyls for environmental remediation is warranted.

(10) COMMITMENTS AND CONTINGENCIES -

     Leases -

     At December 31, 2004, future net minimum rental commitments under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

2005         $18,873
2006          15,203
2007          13,057
2008          12,682
2009          10,268
Thereafter    22,920
             -------
             $93,003
             =======

     OxyVinyls leased certain VCM manufacturing facilities in LaPorte, Texas, and railcars under the terms of various related agreements dated April 30, 1999 (collectively, the "LaPorte Lease"). In April 2003, OxyVinyls purchased the assets of the LaPorte Lease for their estimated fair value of approximately $180 million and purchased certain leased railcars for $20.3 million.

     OxyVinyls has commitments for guaranteed residual values on leased equipment that totaled approximately $3.3 million as of December 31, 2004.

     Rent expense was approximately $19.2 million, $21.3 million and $25.9 million for the years ended December 31, 2004, 2003 and 2002, and is included in cost of sales in the consolidated statements of operations.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(10) COMMITMENTS AND CONTINGENCIES - (continued)

     Other -

     OxyVinyls has certain other contractual commitments to purchase electrical power, raw materials and other obligations, all in the ordinary course of business and at market prices.

     The Partnership also becomes involved in certain legal proceedings in the normal course of business. Management believes that the outcome of such matters will not significantly affect the Partnership's consolidated financial position or results of operations.

     Also see Notes 1 and 12 related to income taxes and Notes 8 and 13 regarding related parties.

(11) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS -

     OxyVinyls participates in various defined contribution retirement plans that provide for periodic contributions by OxyVinyls based on plan-specific criteria, such as base pay, age level and/or employee contributions. Certain salaried employees participate in a supplemental retirement plan that provides restoration of benefits lost due to governmental limitations on qualified retirement benefits. The accrued liabilities for the supplemental retirement plan were $.8 million and $.7 million as of December 31, 2004 and 2003, respectively, and OxyVinyls expensed approximately $6.3 million in 2004, $7.2 million in 2003 and $8.4 million in 2002 under the provisions of these defined contribution and supplemental retirement plans.

     OxyVinyls provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OxyVinyls as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefit costs, including the postretirement costs, were approximately $9.1 million in 2004, $9.4 million in 2003, and $9.4 million in 2002.

     On December 8, 2003, President Bush signed into law a bill that expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Regulations governing the Medical Prescription drug benefit and other key elements of the Medicare Modernization Act were released by the Department of Health and Human Services Centers for Medicare and Medicaid Services on January 21, 2005. OxyVinyls intends to review its retiree health care plans in light of these final regulations, which may change OxyVinyls' obligations under the plan. At this time, OxyVinyls is unable to determine the impact of the new Medicare provisions. Therefore, the retiree medical obligations and costs reported do not reflect the impact of this legislation in accordance with FSP No. 106-2. Once OxyVinyls is able to determine the impact of these provisions, it will adopt the accounting requirements of this standard.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(11) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

     Obligations and Funded Status -

     OxyVinyls uses a measurement date of December 31 for postretirement benefit plans.

                                                     2004        2003
                                                   --------   ---------
For years ended December 31, (in thousands)
Changes in benefit obligation:
Benefit obligation - beginning of year             $ 29,348   $ 24,498
Service cost - benefits earned during the period        822        779
Interest cost on projected benefit obligation         1,729      1,662
Actuarial loss                                        2,099      3,159
Benefits paid                                        (1,179)      (750)
                                                   --------   --------
Benefit obligation - end of year                   $ 32,819   $ 29,348
                                                   ========   ========

Funded status:
Unfunded obligation                                $(32,819)  $(29,348)
Unrecognized net loss                                10,373      8,864
                                                   --------   --------
Net amount recognized                              $(22,446)  $(20,484)
                                                   ========   ========

Accrued benefit liability                          $(22,446)  $(20,484)
                                                   --------   --------
Net amount recognized                              $(22,446)  $(20,484)
                                                   ========   ========

Components of Net Periodic Benefit Cost -

                                                   2004     2003
                                                  ------   ------
For the years ended December 31, (in thousands)
Net periodic benefit cost:
Service cost-benefits earned during the period    $  822   $  779
Interest cost on benefit obligation                1,729    1,662
Recognized actuarial loss                            590      401
                                                  ------   ------
Net periodic benefit cost                         $3,141   $2,842
                                                  ======   ======

     Additional information -

          OxyVinyls' postretirement benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(11) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

     Additional information - (continued)

     The following table sets forth the discount rates used to determine OxyVinyls' benefit obligation and net periodic benefit cost for post retirement benefit plans:

                                   2004   2003
                                   ----   ----
For the years ended December 31,
Discount rates:
Benefit obligation                 5.50%  6.00%
Net period benefit cost            6.00%  6.65%

     The postretirement benefit obligation was determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a Consumer Price Index ("CPI") increase of 3 percent as of December 31, 2004 and 2003. Participants pay for all medical cost increases in excess of increases in the CPI. Consequently, increases in the assumed healthcare cost trend rates would have no impact on the postretirement benefit obligation at December 31, 2004 and 2003.

     Estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

     For the years ended December 31, (in thousands):

2005        $ 1,300
2006          1,500
2007          1,600
2008          1,800
2009          2,000
2010-2014    12,700

(12) INCOME TAXES -

     Deferred foreign income taxes reflect the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. At December 31, 2004 and 2003, OxyVinyls had deferred foreign income tax liabilities of $1.1 million and $3.1 million, respectively, which are included in deferred credits and other liabilities on the consolidated balance sheets. The temporary differences resulting in deferred foreign income tax liabilities are primarily related to property, plant and equipment.

     At December 31, 2004, OxyVinyls had Canadian federal and provincial net operating loss carryforwards of approximately $12.0 million, with a resulting deferred tax asset of $4.1 million. The deferred tax asset was reduced by a valuation allowance of $3.0 million. There was no deferred tax asset or valuation allowance at December 31, 2003.

     The current and deferred provision/(benefit) for income tax was $1.9 million and $(3.1) million, respectively, for the year ended December 31, 2004; $1.4 million and $.3 million, net of $(.5) million included in cumulative effect of accounting change, respectively, for the year ended December 31, 2003; and $2.1 million and $1.6 million, respectively, for the year ended December 31, 2002.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(12) INCOME TAXES - (continued)

     OxyVinyls is subject to audit by taxing authorities in various tax jurisdictions. Management believes that any resulting adjustments to OxyVinyls' tax liabilities will not have a material adverse impact on its financial position or results of operations.

(13) RELATED PARTY TRANSACTIONS -

     OxyVinyls sells PVC to PolyOne under the terms of a sales agreement that expires on December 31, 2013. The agreement requires PolyOne and its majority affiliates to purchase their annual PVC requirements in North America in excess of 290 million pounds from OxyVinyls. For the first 880 million pounds of PVC supplied in any calendar year, PolyOne will pay a price based upon cost and other market considerations. PolyOne will purchase all volumes over 880 million pounds in any calendar year at a competitive market price.

     OxyVinyls sells VCM to OCC and PolyOne under the terms of separate sales agreements that expire on December 31, 2013. The agreements require that OCC and PolyOne purchase all of their VCM requirements for production of PVC in North America from OxyVinyls at market price. Under the terms of the agreements, PolyOne and OCC receive an integration credit on the first 210 million and 215 million pounds purchased in any year, respectively, to compensate for surrendered purchasing power on major feedstocks.

     OxyVinyls' sales of VCM to OCC under the terms of these agreements were approximately $54.6 million, $40.8 million and $31.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. OxyVinyls' sales of PVC and VCM to PolyOne under the terms of these agreements were approximately $261 million, $231 million and $179 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     OxyVinyls sells chlor-alkali and other specialty products to OCC under the terms of a sales agreement that expires on December 31, 2013. This agreement requires OCC to purchase all chlor-alkali products produced by OxyVinyls at market price that are not required for its internal uses. This agreement also requires OCC to purchase all specialty products produced by OxyVinyls at full manufactured cost. This agreement also requires OxyVinyls to pay OCC a fee for marketing excess chlor-alkali products to third parties. OxyVinyls sold $107.5 million, $104.6 million and $84.0 million of chlor-alkali and specialty products to OCC during the years ended December 31, 2004, 2003 and 2002, respectively. OxyVinyls paid a marketing fee of $13.4 million, $13.8 million and $13.3 million to OCC during the years ended December 31, 2004, 2003 and 2002, respectively.

     OxyVinyls purchases ethylene from Equistar Chemicals LP ("Equistar"), an affiliate of Lyondell Chemical Corporation, an equity investee of OPC, under the terms of an agreement. The agreement in place from 2000 through 2003 required that OxyVinyls purchase ethylene at market price. During 2000, 250 million pounds were purchased and 200 million pounds were purchased in each of the years 2001 through 2003 for the LaPorte VCM facility. This agreement expired December 31, 2003. Under the terms of the new agreement, OxyVinyls purchases ethylene requirements for the Deer Park VCM facility at Equistar's weighted average selling price, as defined in the agreement. This agreement expires on December 31, 2013. OxyVinyls purchased $223.3 million, $186.0 million and $157.0 million of ethylene from Equistar under the terms of these agreements during the years ended December 31, 2004, 2003 and 2002, respectively. In addition, OxyMar purchased ethylene of $335.1 million from Equistar during the year ended December 31, 2004 and $184.5 million during the period from April 1, 2003 to December 31, 2003, under terms of OCC's agreement with Equistar.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(13) RELATED PARTY TRANSACTIONS - (continued)

     OxyVinyls purchases chlorine from Sunbelt Chlor Alkali Partnership, an equity investee of PolyOne ("Sunbelt"), under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year. OxyVinyls purchased $61.1 million, $52.7 million and $30.5 million of chlorine from Sunbelt under the terms of this agreement during the years ended December 31, 2004, 2003 and 2002, respectively.

     OxyVinyls purchases VCM from OxyMar under the terms of a VCM purchase agreement that is in effect until such time as OPC, either directly or through its affiliates, ceases to own an equity interest in OxyMar. The agreement requires OxyVinyls to purchase a minimum of 700 million of the first 1.1 billion pounds of VCM produced and 530 million pounds of the next 1 billion pounds produced by OxyMar each year at market prices. Total purchases under this agreement were $99.9 million for the three months ended March 31, 2003, and $308.9 million for the year ended December 31, 2002. With the consolidation of OxyMar, purchases after April 1, 2003 were treated as intercompany transactions and eliminated in consolidation.

     OxyVinyls incurs costs charged by OCC and PolyOne under the terms of various service and shared facilities agreements. These agreements are in effect generally so long as services continue to be provided between parties and/or facilities continue to be shared. Under the provisions of these agreements, OxyVinyls receives from and makes payments to PolyOne and OCC for shared facilities at Louisville, Kentucky; Pedricktown, New Jersey and Pasadena, Texas. In some cases, the agreements contain renewal options at negotiated prices. The net amount of these costs were approximately $.6 million, $.7 million and $.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. Additionally, OxyVinyls incurred the following costs payable to OCC and PolyOne (in millions).

                                                  OCC    PolyOne
                                                 -----   -------
Administrative and other support services:
   For the year ended December 31, 2004          $21.5     $1.8
   For the year ended December 31, 2003           25.9      2.2
   For the year ended December 31, 2002           24.2      2.3

OxyMar support and services fee:
   For the year ended December 31, 2004          $ 5.0     $ --
   For the nine months ended December 31, 2003     3.7       --

Net railcar rent expense (income):
   For the year ended December 31, 2004          $ 3.1     $ --
   For the year ended December 31, 2003            3.1       --
   For the year ended December 31, 2002            3.7       --

     OxyVinyls had a net payable to OCC of $51.9 million as of December 31, 2004 and a net payable to OCC of $38.5 million as of December 31, 2003.

     OxyVinyls had a net payable to PolyOne of $1.0 million at each of December 31, 2004 and 2003. The amounts due to PolyOne do not include trade receivables of $23.8 million and $11.4 million payable to ORC by PolyOne as of December 31, 2004 and 2003. (See Notes 1 and 4.)

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(14) TEMPORARY IDLING OF DEER PARK, TEXAS FACILITY -

     In December 2001, OxyVinyls announced the temporary idling of its Deer Park, Texas chlor-alkali plant due to low industry capacity utilization and low product market selling prices. As of December 31, 2001, OxyVinyls had accrued $10.7 million for future employee severance and $3.1 million for liabilities associated with temporary idling of the Deer Park plant. In 2002, OxyVinyls recognized an additional $2.2 million of expense associated with the temporary plant idling plus an additional expense of $17.0 million in the third quarter related to the permanent closing of specific production assets included in the idled plant. The permanent closure costs included $14.5 million for the impairment of the fixed assets as well as $2.5 million for decommissioning costs. As of December 31, 2003, OxyVinyls had fully utilized the accrual for future employee severance liabilities and decommissioning costs. The plant had a net property carrying value by OxyVinyls at the end of 2004 of approximately $90.6 million, which is anticipated to be realized through future operations upon the restart of the plant. (See Note 6.) OxyVinyls will maintain the Deer Park chlor-alkali plant in a standby mode pending further strengthening in the overall economic conditions that leads to sustained improved demand and higher margins for caustic soda.

(15) VALUATION AND QUALIFYING ACCOUNTS -

     Severance expense of $.6 million, $6.1 million and $1.5 million was recorded for the years ended December 31, 2004, 2003 and 2002, respectively, for cost reduction and restructuring programs, and these expenses are reflected as selling, general and administrative and other operating expenses.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(15) VALUATION AND QUALIFYING ACCOUNTS - (continued)

     The following table presents the activity of certain valuation and qualifying accounts for the years ended December 31, 2004, 2003 and 2002 (in millions):

                                       Balance at                                          Balance at
                                        Beginning   Charged to                               End of
                                        of Period     Expense    Deductions   Adjustment     Period
                                       ----------   ----------   ----------   ----------   ----------
For the year ended December 31, 2004
   Allowance for doubtful accounts        $  --        $1.0      $   --        $(1.0)(b)      $ --
   Allowance for long-term doubtful
      accounts                            $  --        $ --      $   --        $  --          $ --
   Severance and other obligations        $ 3.8        $ .6      $ (4.1)(a)    $  --          $ .3

For the year ended December 31, 2003
   Allowance for doubtful accounts        $  --        $ --      $ (1.1)       $ 1.1(b)       $ --
   Allowance for long-term doubtful
      accounts                            $  --        $ --      $   --        $  --          $ --
   Severance and other obligations        $ 3.3        $6.1      $ (5.6)(a)    $  --          $3.8

For the year ended December 31, 2002
   Allowance for doubtful accounts        $  --        $ --      $ (3.7)       $ 3.7(b)       $ --
   Allowance for long-term doubtful
      accounts                            $ 2.2        $ --      $ (2.2)       $  --          $ --
   Severance and other obligations        $12.0        $1.5      $(10.2)(a)    $  --          $3.3

     (a) Payments under the Partnership's plan for termination and relocation of certain employees.

     (b)  Allowance balance transferred to ORC, net.